UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD. (Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INVESTOR CONTACT: Kip E. Meintzer Check Point Software Technologies +1.650.628.2040 ir@checkpoint.com	MEDIA CONTACT: Gil Messing Check Point Software Technologies +1.650.628.2260 press@checkpoint.com

Check Point Software Technologies Announces $2.0 Billion Expansion
of Share Repurchase Program

SAN CARLOS, CA – February 13, 2023 Check Point® Software Technologies Ltd. (NASDAQ: CHKP) today announced that its board of directors has authorized a $2.0 billion expansion of the company’s on-going share repurchase program. Under the extended share repurchase program, Check Point is authorized to continue repurchasing its shares up to $325 million each quarter.

As of December 31, 2022, Check Point had approximately 120.8 million ordinary shares outstanding, and since the beginning of the share repurchase program, Check Point has repurchased approximately 204 million shares for a total purchase price of approximately $13 billion. The updated plan extends the company’s existing repurchase program from August 2021, which is expected to be completed during the second quarter of 2023.

Under the extended repurchase program, shares may be repurchased from time to time in open market transactions, in privately negotiated transactions or by other means in accordance with applicable securities laws and regulations.  The actual timing, number and value of the shares repurchased will depend on market conditions, share price, trading volume and other factors. For all or a portion of the authorized repurchase amount, Check Point may enter into a plan that is compliant with Rule 10b5-1 of the U.S. Securities Exchange Act of 1934 that is designed to facilitate these purchases. The repurchase program does not require Check Point to acquire a specific number of shares and may be suspended from time to time or discontinued. The share repurchases are expected to be funded from available working capital.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (https://www.checkpoint.com/) is a leading provider of cyber security solutions to corporate enterprises and governments globally.  Check Point Infinity´s portfolio of solutions protects enterprises and public organizations from 5th generation cyber-attacks with an industry leading catch rate of malware, ransomware, and other threats. Infinity comprises four core pillars delivering uncompromised security and generation V threat prevention across enterprise environments: Check Point Harmony, for remote users; Check Point CloudGuard, to automatically secure clouds; and Check Point Quantum, to protect network perimeters and datacenters, all controlled by the industry’s most comprehensive, intuitive unified security management; Check Point Horizon, a prevention-first security operations suite. Check Point protects over 100,000 organizations of all sizes.

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related our expectations regarding Check Point’s share repurchase program and the updated share repurchase program.  Check Point’s expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing products and solutions and new products and solutions; the continued effects on our business of the COVID-19 pandemic, the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions; the market conditions, share price, trading volume of Check Point’s ordinary shares; Check Point’s strategic decisions regarding use of capital; and Check Point’s working capital available for share repurchases. The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2022. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

©2023 Check Point Software Technologies Ltd. All rights reserved

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
By: /s/ Roei Golan Roei Golan Acting Chief Financial Officer

February 13, 2023

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